

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 9, 2010

John McFarland, Esq.
Senior Vice President, General Counsel and Secretary
c/o MagnaChip Semiconductor, Inc.
20400 Stevens Creek Boulevard, Suite 370
Cupertino, CA 95014

> **Re: MagnaChip Semiconductor LLC**
> **Registration Statement on Form S-1**
> **Filed March 15, 2010**
> **File No. 333-165467**

Dear Mr. McFarland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement cover page

1.   It appears from the disclosure in your document, such as the disclosure on pages 34 and II-2, that "MagnaChip Semiconductor LLC" is not the issuer of any of the offered securities. Therefore, it is unclear why that entity is listed here as the registrant or how the signatures that appear on page II-8 correspond to the requirements of Form S-1. Please revise or advise.

Fee Table

2.   We note from your fee table that you appear to be registering the offering of
        depositary shares. From your disclosure under "Description of Capital Stock"
        beginning on page 125, it does not appear, however, that you are or will be
        authorized to issue "depositary shares" under your certificate of incorporation.
        Further, from your disclosure under "Description of Depositary Shares" beginning
        on page 131, it appears that the depositary will be the issuer of the depositary
        shares. Please provide us with your analysis as to why the depositary should not
        be identified as the issuer/registrant of the depositary shares in your current
        registration statement, or in another appropriate registration statement which
        registers the offering of the depositary shares. In addition, we note from your
        disclosure under "Legal Matters" on page 144 that you currently intend
        MagnaChip's counsel to opine as to the validity of the depositary shares. In this
        regard, please provide us with your analysis as to how your counsel will be able to
        opine as to the validity of securities you are not authorized to issue.

3.   We understand from your disclosure on page 131 that at some future date the
        depositary shares will be cancelled and that the depositary will then "credit" the
        former holders of the depositary shares with an equal number of shares of
        MagnaChip's common stock. Please provide us with your analysis as to how that
        transaction will be registered or exempt from registration. In this regard, we note
        that the issuer of the depositary shares appears to be the depositary and the shares
        of common stock will be issued by MagnaChip. As such, it does not appear that
        the transaction would qualify for exemption under Section 3(a)(9) of the
        Securities Act given the diversity of issuers.

Prospectus cover page

4.   Please confirm that any preliminary prospectus you circulate will include all non-
        Rule 430A information. This includes the price range and related information
        based on a bona fide estimate of the public offering price within that range, and
        other information that was left blank throughout the document.

5.   The paragraph following the table refers to an option to purchase depositary
        shares. Note 1 to your fee table refers to an option to purchase common shares.
        Please reconcile.

6.   If you intend to delist your depositary shares in connection with the cancellation
        of those securities, please state so directly here and on page 131.

Table of Contents

7.   We note the first sentence in the paragraph that follows your table of contents indicates that no person is authorized to give any information or to represent anything not contained in your prospectus. Please consider whether this statement, in its current form, is consistent with your ability to use free writing prospectuses.

Prospectus Summary

Overview, page 1

8.   Please provide us independent, objective support for your statements regarding the breadth and depth of your technology platform, your extensive engineering and manufacturing expertise, and long history of collaborating with leading innovators. Also reconcile your disclosure regarding the high demand by your customers with the diminished demand mentioned on page 17.

9.   Please balance your disclosure regarding your net sales, income from operations and Adjusted EBIDTA and Adjusted Net Income with equally prominent disclosure of the history of net losses and recent emergence from bankruptcy.

10.   Please discuss your declining net sales described on page 9 in light of the rapid industry growth you mention on page 2.

11.   We note that you have identified customers. Please tell us the objective criteria you used to identify those customers. Also tell us whether you have identified all customers that satisfy those criteria.

12.   We note your disclosure that you have a portfolio of approximately 3600 "novel registered and pending patents." Please revise to distinguish between how many patents you hold and how many patent applications you have pending. Also clarify whether some of your patents and pending patent applications derive from a common parent patent application or are foreign counterpart patent applications that relate to similar or identical technological claims.

13.   Please expand your overview discussion to indicate the percentage of net sales that you have historically derived from each of your segments.

Our Strategy, page 3

14.   We note your disclosure that one of your objectives is to strengthen your position as "a leading provider of analog and mixed-signal semiconductor products and services…." Based on the market data you present on page 80, it appears from

your historical sales that your market share of the display driver market is
approximately 4% and your market share of the power management is less than
1%. As such, please clarify the bases on which you believe you are a leading
provider.

Recent Changes to Our Business, page 4

15.   Refer to the second bullet. Clarify how your debt was reduced. It also appears
        that you retired approximately $149 million of Series B convertible redeemable
        preferred units in connection with your reorganization. Please disclose that
        change as well.

Corporate Information, page 5

16.   It appears from your disclosure on pages 94 through 96 that while your board of
        directors changed following the reorganization, your management has remained
        the same. If so, please revise to disclose that fact.

17.   We see that prior to the closing of this offering, MagnaChip Semiconductor LLC
        will convert from a Delaware limited liability company to a Delaware
        corporation. We also see that in connection with the corporate conversion, each
        common unit of MagnaChip Semiconductor LLC will be converted into an
        undisclosed number of shares of common stock of MagnaChip Semiconductor
        Corporation. In light of the referenced pending conversion, please tell us how the
        guidance at SAB Topic 4 (C) impacts you. Also, tell us if you plan to present pro
        forma information as of the latest balance sheet date that reflects the referenced
        changes in your capitalization at the effectiveness or the close of your IPO.

18.   Please briefly describe the nature of Avenue and its affiliated funds.

Risk Factors, page 16

19.   Given your disclosure on pages 29 and 120, please tell us whether you will be a
        controlled company under applicable exchange rules after this offering, and if so,
        how you evaluated whether that status creates any material risks.

We depend on successful . . ., page 24

20.   Please clarify whether the silicon supply constraints you mention continue to
        exist.

The enactment of legislation . . ., page 25

21.   Please clarify the nature of the proposed legislation and why those proposals could have "material adverse consequences" on you.

Our ability to compete successfully. . ., page 25

22.   Since you appear to do a significant amount of business in China, disclose that China is one of those countries that historically has not protected a company's intellectual property rights to the same extent as the United States.

If our Korean subsidiary is designated . . ., page 26

23.   We note the risks you say are presented "if" your subsidiary is designated as a regulated business. Clarify why you do not know whether your subsidiary is or will be so designated and disclose whether you currently exceed the thresholds proposed by the Decree.

You may be unable to enforce judgments obtained in United States . . . , page 27

24.   Disclose whether an investor would find it difficult:

   • to enforce against you, your non-U.S. officers and directors, and your non-U.S. subsidiaries U.S. court judgments based upon the civil liabilities provisions of the U.S. federal securities laws in a U.S., South Korean or other foreign court; or

   • to bring an original action against you and the above persons to enforce liabilities under the U.S. federal securities laws in a South Korean or other foreign court.

   See Item 101(g) of Regulation S-K.

Industry and Market Data, page 33

25.   Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

   • you commissioned the preparation of such data;

   • the data was prepared for use in your registration statement;

   • you are affiliated with the sources of the data;

- the sources of the data consented to your use of their data in this registration statement; and

- how you confirmed that the data used in your registration statement reflects the most recent available information. In this regard, the penultimate sentence of this section implies that you will not update the data you cite even if you are aware the data is not the most recent and available. If that is not correct, please revise to eliminate that implication.

Use of Proceeds, page 34

26.   Expand to disclose how you intend to use the proceeds you may receive from securities sold pursuant to the over-allotment option.

27.   With a view toward clarified disclosure in this section, please tell us the amount of proceeds that you will use to make payments to affiliates, whether through the payments mentioned in the first bullet or the performance bonus mentioned on page 112 and in section 3.b.(ii) of Exhibit 10.27. Ensure that the disclosure in an appropriate section of your document fully discusses the transaction. Refer to Item 404 of Regulation S-K.

Dilution, page 36

28.   Expand the paragraph following the first table to clarify how the calculation you mention would change, assuming the exercise of the over-allotment option. Also expand the first and last paragraphs on page 37 to explain how the numbers in the last three columns of the tables would change, assuming exercise of the over-allotment option.

Selected Historical Consolidated Financial and Operating Data, page 38

29.   We see that you present Adjusted EBITDA as part of your Supplemental Data and we see your disclosure that you use Adjusted EBITDA to measure compliance with certain covenants in your debt agreements. Please clarify for us if Adjusted EBITDA, as calculated for purposes of your debt covenants is the same calculation as that provided on page 41.

30.   In this regard, please tell us why you excluded the net foreign currency gain/(loss) in your calculation of Adjusted EBITDA. Please explain how much of this adjustment relates to the cash impact of foreign currency transaction gains or losses. To the extent that this is not part of Adjusted EBITDA as calculated for purposes of your debt covenants, please tell us why you believe this exclusion is appropriate based upon the guidance in Item 10(e) of Regulation S-K and

Question 102.09 of the Staff's Non-GAAP Financial Measures Compliance and Disclosure Interpretations dated January 15, 2010.

31.   We see that you also excluded net foreign currency gain/(loss) as part of your calculation of Adjusted Net Income (Loss) and you indicate portions of this amount relate to the cash impact of foreign currency transaction gains or losses. As it appears that this is a performance measure where certain amounts may require cash settlement, please tell us how you determined that Adjusted Net Income (Loss), as reported, is compliant with Item 10(e) of Regulation S-K.

Management's Discussion and Analysis . . ., page 52

32.   We refer to your disclosure in the third full paragraph on page 53. Please expand your disclosure to more clearly explain why you believe your business does not require "substantial investment in leading edge process equipment" when, consistent with Moore's Law, the general industry trend in the sectors in which you compete is to constantly move towards smaller geometry processes, such as 90 and 65, and then 45 nanometer geometry process technologies, and towards system on chip technologies (which combine several of the functionalities that you offer of separate chips on the same chip), in order to provide more sophisticated products, with smaller footprints and reduced energy consumption. Since you offer manufacturing services and do not outsource your own manufacturing, please include appropriate risk factor disclosure regarding the costs that would be involved if you were required to upgrade your equipment in order to remain competitive and the risks to your business, operating results and financial condition if your manufacturing equipment becomes obsolete.

33.   With reference to your captive manufacturing strategy, please disclose any known trends on the positive or negative effects of this strategy on the gross profit margins of your semiconductor products as compared to those of your competitors who are fabless.

Recent Changes to Our Business, page 54

34.   We note that in beginning in the second half of 2008 you began to take steps to focus your business strategy, enhance your operating efficiency and improve your cash flow and profitability. Please provide your potential investors with a more meaningful description of your business improvement plan and its purpose, what has been accomplished to date, what remains to be achieved, including any obstacles that you expect to encounter, the expected date by which the plan will be complete and the overall effect of the plan on your business, operating results and financial condition. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm.

Gross Profit, page 57

35.   We note the disclosure regarding the impact of shifts in the utilization of your facilities. Briefly explain the portion of your capacity comprised of your product business and the portion comprised of your foundry business. Also highlight how costs and margins differ for each portion.

Income Taxes, page 60

36.   With a view toward disclosure, please tell us how your statements regarding the continued expected low tax rate considers the taxes you will be required to pay after this offering and the "corporate conversion." For example, we note your disclosure on page 50 regarding being subject to federal income taxes and disclosure on page F-23 regarding not previously being subject to those taxes.

Results of Operations – Comparison of Years ended December 31, 2009 and December 31, 2008, page 64; and Results of Operations – Comparison of Years ended December 31, 2008 and December 31, 2007, page 64

37.   Where you say in your MD&A that a change is attributable to multiple factors, please quantify the extent of the change attributable to the individual factors. As examples only:

  • Under "Net Sales" on page 62, please quantify the extent to which the decline in your sales for the periods presented were due to the depreciation of the Korean won against the U.S. dollar; and

  • Under "Gross Profit" on page 64, you refer to an increase in gross margin attributable to the impact of depreciation of the Korean won and the decrease in unit costs, which decrease was attributable to depreciation expenses, lower overhead costs and the decline in materials prices impacted your unit costs. Please quantify the various factors that affected your gross profits.

Display Solutions, page 63

38.   Please describe in more detail the improvements in the consumer electronics industry noted here. Also discuss how conditions have improved in the semiconductor industry, as noted on page 22.

Gross Profit, page 64

39.   With a view toward clarified disclosure, please tell us the extent to which the cost of polysilicon impacts your costs of sales. Also, given the increased demand and

supply constraints you note on page 24, please clarify how your materials cost declined.

Liquidity and Capital Resources, page 71

40.   We note your statements concerning the sufficiency of your liquidity and ability to obtain financing. Please revise to clarify the accessibility of and risks of accessing the sources of financing you mention. For example:

- your disclosure on page 22 implies that your debt is currently rated. If so, please expand to disclose your current rating and how that rating impacts your ability to access, and your cost of, needed capital. If that is not correct, please revise to remove that implication;

- with a view toward disclosure, please tell us what impact your recent bankruptcy and prior non-compliance with debt covenants have on your ability to obtain such financing and the costs of such capital;

- please clarify how the excess cash flow payment obligations mentioned on page F-37 impact your conclusions regarding the sufficiency of liquidity. Also clarify how those payment obligations impact your ability to rely on your cash flows as a source of liquidity; and

- please disclose here that under your current loan facility you are required to pay six-month LIBOR plus +12%.

41.   We note from your disclosure under "Use of Proceeds" that you intend to use the proceeds from your offering for employee incentive payments, working capital and general corporate purposes, meaning that the excess of the proceeds of your offering over the costs of the employee incentive payments will have the effect of increasing shareholders' equity. Given that you currently have debt which carries interest at 6 month LIBOR plus 12%, which percentage exceeds your historical trend of negative returns on shareholder equity, please discuss why you will be increasing your equity without reducing your debt; i.e., why you are not using a portion of the proceeds of your offering to pay off your high interest debt. Refer to Item 303(a)(2)(ii) of Regulation S-K.

42.   We refer to the first sentence of the second paragraph where you indicate that one of your principal sources of liquidity is from cash flows from operations. Please clarify that you were cash flow negative for the two month period ended December 31, 2009 and that your predecessor was cash flow negative for the 2007 and 2008 fiscal years.

Business

Our Business, page 79

43.   We note the references to "seasonal increases" on page 60. Please provide the disclosures required by Item 101(c)(1)(v) of Regulation S-K.

Drive Execution Excellence, page 83

44.   Please revise to provide additional quantitative disclosure regarding the improved manufacturing efficiency you note. For example, discuss and quantify how your yields and capacity utilization have improved over the "several years" you mention.

Large Display Solutions, page 85

45.   Please explain how you reduce the die size of your large display driver and other solution products without moving to smaller geometry processes.

Our Products and Services, page 84

46.   For each table under the subheadings "Display Solutions," "Power Solutions" and "Semiconductor Manufacturing Services", please clarify which products are "in development." Also disclose the stage of development.

Manufacturing and Facilities, page 90

47.   Refer to the last risk factor on page 23. Please quantify the portion of packaging and testing that you outsource. Also tell us, with a view toward disclosure, how margins, costs and yields for the products you sell differ for the portion you outsource as compared to the portion you package and test.

48.   Please provide such information as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of your manufacturing facilities. Refer to the Instruction to Item 102 of Regulation S-K.

49.   Please disclose when your general service supply agreement with Hynix terminates. Include any appropriate risk factor disclosure.

Customers, page 92

50.   We note your disclosure regarding customers:

- Clarify whether the information you present regarding significant customers is on a consolidated basis or for each segment. See Item 101(c)(1)(vii) of Regulation S-K. If the information presented is on a consolidated basis, expand to also provide the disclosures required by Item 101(c)(1)(vii) for each segment;

- Revise to clarify the specific percentage of net sales attributable to LG Display. Also disclose the percentage of sales attributable to Samsung and Sharp;

- Tell us, with a view toward disclosure, whether your relationships with the ten largest customers mentioned here have been harmed as a result of the matters noted in the second risk factor on page 16; and

- Please identify the "industry leading customers" to which you refer on page 83.

Intellectual Property, page 92

51.   Clarify the meaning of "novel registered." Also clarify the extent to which you are dependent on the licenses you identify.

Directors and Executive Officers . . ., page 94

52.   Given your disclosures here and on page 120, it appears that three of your directors are currently associated with an entity that beneficially owns a significant portion of your outstanding securities. Therefore, please explain to us why you have excluded from these directors' business backgrounds an identification of such entity as an affiliate of your company. Refer to Item 401(e)(1) of Regulation S-K.

53.   Please clarify the business experiences of Mr. Norby from October 2008 through March 2010 and of Mr. Shroff from July 2009 through March 2010.

54.   It appears from your current disclosure regarding the biographical information of your directors that the directors appointed by Avenue, your largest shareholder, primarily come from an investment background. Given your new board and controlling shareholder, please include appropriate risk factor disclosure, if true, that some of your directors and your controlling shareholder/ultimate beneficial

owner have not historically focused on managing companies in general, and foreign-based technology companies in particular.

55.   Please clarify what "management experience" Mr. Elkins has, including the related entities and dates.

Involvement in Certain Legal Proceedings, page 97

56.   Please clarify the nature of the bankruptcy proceeding for Novalux. For example, did it involve an involuntary petition?

Board Composition, page 97

57.   Please disclose whether a majority of your board is independent. See Item 407(a) of Regulation S-K.

58.   Clarify the duration of the board designation arrangement with Avenue. Also tell us which exhibit governs that arrangement.

59.   Please identify which directors are in each of the classes mentioned on page 128.

60.   We note your disclosure that Messrs. Norby, Shroff and Tavakoli serve as independent directors. Please provide us with your analysis as to how those directors are independent if they are elected by your more than 50% stockholder.

Audit Committee, page 97

61.   Please clarify how you will satisfy the listing exception you cite and disclose the consequences of failing to comply with that exception. Also, for each committee you mention, identify each member that is not independent. See Item 407(a) of Regulation S-K.

Compensation Committee, page 97

62.   Clarify when your compensation and nominating and governance committee members will be determined and how the composition of those committees will satisfy the applicable exchange listing rules.

Assessment of Risk, page 98

63.   Please advise of the process you undertook to reach the conclusions expressed in this paragraph. Ensure your response addresses your disclosure regarding your conclusions as to the "aggressive corporate growth" mentioned in the penultimate bullet on this page.

Compensation Discussion and Analysis

General Background, page 100

64.   Please revise to avoid vague terminology in describing the policies and objectives
        of your compensation program. For example:

        - It is unclear within which "ranges" you seek to establish a total cash
          compensation package and how far "above median levels" total cash
          compensation is targeted;

        - It is also unclear within which "ranges" you generally seek to set equity
          awards. Also, your disclosure regarding "other companies" implies that the
          companies you use for comparative purposes are not the same as those you
          identify. If so, please revise to make that clear, to identify the other
          companies and the reason for using different companies for comparative
          purposes;

        - You refer to "guidelines" in the last paragraph but it is unclear what those
          "guidelines" are or how those "guidelines" relate to the "benchmarked data"
          and "ranges" you mention in this section.

        Please revise.

Base Salary, page 101

65.   Reconcile your disclosure here regarding evaluation of performance in setting
        base salaries with your disclosure on page 100 that such salaries are benchmarked
        to median levels. If you benchmark base salaries at the median level and the
        salaries you pay are above median, please expand to explain the reasons for the
        difference. Also apply this comment to each other element of compensation you
        pay and is targeted at "ranges" or "guidelines" you determine.

66.   Please clarify whether your named executives received the "30% of monthly base
        salary" you mention. If they did, please tell us in which column of the table on
        page 105 those awards are reported.

Cash Incentives, page 102

67.   We note that you have not disclosed the specific targets to be achieved in order
        for your named executive officers to earn their respective cash incentive
        payments. Please revise to provide such disclosure. To the extent you believe
        that disclosure of such information, on a historical basis, would result in
        competitive harm such that the information could be excluded under Instruction 4

to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, it is unclear from your disclosure what you consider a "competitive" range within which those targets are set.

68.   The penultimate paragraph of this section refers to "discretionary incentives" discussed above. The paragraph that precedes this section refers to "discretionary incentives" discussed below. There appears to be no disclosure of "discretionary incentives" between those paragraphs. Please revise.

69.   Refer to the last two sentences of this section. Please clarify whether you mean that because you will not pay a profit share in excess of the base target, your named executives are only entitled to receive a cash incentive equal to the disclosed percentage of their salary.

Equity Compensation, page 103

70.   Please reconcile your disclosure here regarding subjective determinations for the award amounts with your disclosure on page 101 regarding setting equity awards within "ranges." Ensure that your revised disclosure fully and completely discusses the basis for each of the equity awards mentioned in your disclosure here and the table on page 105, including the reasons for the different amounts of the awards how you determined the relative proportions of the restricted units as compared to options to award.

Perquisites and Other Benefits, page 104

71.   We note the disclosure that you determine the level and types of benefits based on market surveys. Please clarify how the "benefits" you award relate to those surveys. For example, are the "benefits" you pay at the median? Do you consider the surveys with respect to each "benefit" or the aggregate amount of "benefits?"

Summary Compensation Table, page 105

72.   Please tell us where the amounts disclosed in the column captioned "Bonus" are discussed in your Compensation Discussion and Analysis.

73.   Please clarify the meaning of clause (a) in notes 3, 4, 5, 15, 16, 17 and 23.

74.   Refer to notes 9, 11 and 13 and Exhibit 10.33. Please tell us why you reported
        those amounts in the "Bonus" column, given that it appears Mr. Rowe was
        entitled to receive those amounts under any circumstances provided that he
        continued to remain employed by you.

Option Exercises and Stock Vested . . ., page 109

75.   Refer to note 3. You disclose that the value of the date of vesting of the units was
        $0.79; however, Exhibits 10.29, 10.32, 10.35, 10.38, 10.47 indicates that the value
        on the date of vesting was $0.74. Please reconcile.

Change in Control, page 115

76.   Please describe the circumstances under which the "change in control" provisions
        in your plans and employment agreements with your affiliates will be triggered.
        See Item 402(j)(1) of Regulation S-K. Also tell us, with a view toward
        disclosure, whether those provisions will be triggered as a result of this
        transaction.

Pension Benefits . . ., page 117

77.   Please provide the disclosure required by Instruction 2 to Item 402(h)(2). Also,
        given your disclosure on page 94 regarding Mr. Hwang's employment, please
        provide the disclosure required by Instruction 4 to Item 402(h)(2).

Principal Stockholders

Selling Stockholders, page 119

78.   Please note we may have further comment after you complete the blanks in this
        table.

79.   Refer to the last paragraph. Clarify whether the selling stockholders were your
        creditors prior to your bankruptcy and whether the units you issued were to satisfy
        their claims. If so, disclose the amount of each claim held by the selling
        stockholder and the number of units they received and consideration, if any, they
        paid for those units and any other material relationships between the selling
        stockholders and the registrant. Refer to Item 507 of Regulation S-K.

80.   With a view toward disclosure, please tell us whether and how this transaction
        relates to Section 1.2 of Exhibit 4.1.

Certain Relationships and Related Transactions, page 124

81.   Please tell us why you did not disclose the information required by Item 404 of
        Regulation S-K with respect to:

        - the "Senior Advisor Agreement" mentioned on page 99;

        - the transactions that resulted in the entities mentioned on page 120
          beneficially owning more than 5% of your securities. Refer to
          Question 130.03 of our Regulation S-K Compliance and Disclosure
          Interpretations, available on our website at
          http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm; and

        - the "backstop" commitment and "loans to employees" mentioned on
          page F-55.

82.   Given your disclosure on page 131 regarding the purpose of this offering, please
        disclose the information required by Item 404 with respect to the transactions you
        are attempting to register in this registration statement. Include in such disclosure
        a more detailed description of the "preferred income tax treatment" and the
        extent, if any, to which your tax obligations will be impacted as a result of the
        current structure of this offering. Add any appropriate risk factors. Disclose
        whether there are any indemnification provisions that extend to your shareholders
        if the desired tax treatment is not realized.

Code of Business Conduct and Ethics, page 124

83.   Please clarify how the review and approval in the first sentence differs from the
        review and approval in the second sentence. Must the first review you mention
        occur prior to the second review? Does the second review occur only if the first
        review results in approval?

84.   Please clarify the standards to be applied in determining whether to approve a
        related-party transaction. Refer to Item 404(b) of Regulation S-K.

Registration Rights Agreement, page 124

85.   Please identify the affiliate counterparties to this agreement.

Description of Depositary Shares

General, page 131

86.   You say that the rights of your depositary shareholders are "subject to" the
        deposit agreement, which implies that your depositary shareholders may not have
        the rights you disclose because of that agreement. If that is not correct, please
        revise to eliminate that implication.

87.   Given your disclosure under "Description of Capital Stock" it is unclear what the
        redemption and liquidation rights are that you refer to in the last sentence of the
        first paragraph. Please clarify.

88.   Please tell us when you intend to amend the deposit agreement to include the
        registrant as a party to it. We note that the entity you list here is "MagnaChip
        Semiconductor LLC."

Cancellation of Depositary Shares, page 131

89.   We note your disclosure that the exchange of the depositary shares for shares of
        your common stock "should not be a taxable event." This appears to be a legal
        conclusion. As such, please file an opinion of tax counsel which supports this
        disclosure. Please revise the disclosure to clearly explain why counsel is unable
        to opine that the exchange will not be a taxable event and include appropriate risk
        factor disclosure.

Withdrawal, page 132

90.   We refer to the first sentence of the second paragraph. Please disclose which U.S.
        securities laws you are referring to.

Sales of Restricted Shares . . ., page 135

91.   Refer to the third paragraph and disclosure on page 136 regarding warrants. With
        a view toward disclosure, please tell us how you determined that the shares of
        common stock and warrants mentioned in those paragraphs were deemed to be
        issued in a public offering and may be resold freely, given the first unregistered
        transaction described on page II-2. Further, please tell us how the corporation
        conversion would qualify under Section 3(a)(9) of the Securities Act given the
        diversity of issuers.

Rule 144, page 136

92.   Please clarify how your disclosure here accounts for the "exchange" mentioned on page 131.

Material U.S. Federal Income Tax Consequences . . ., page 137

93.   Please add a section to your prospectus which addresses the material U.S. Federal income tax consequences to U.S. holders. In that section, please address the following:

   •   Given your disclosure on page 131 and the securities in your fee table, please expand your tax discussion to address the tax consequences to the holders of depositary shares and your common stock; and

   •   discuss the tax consequences resulting from sales, exchanges, redemptions or other dispositions of your common stock. Address in such disclosure whether the prior ownership of depositary shares counts toward the applicable holding period for purposes of determining whether a holder will recognize long-term capital gain or loss?

Underwriting, page 140

94.   It appears from registration statement file number 333-147388 that an affiliate of an underwriter was one of your shareholders prior to bankruptcy. If that is correct, please revise to disclose the nature of that relationship and what amount, if any, that entity received in connection with completion of your plan of reorganization.

Financial Statements

Note 2. Voluntary Reorganization under Chapter 11, page F-10

95.   We note here and throughout the filing that you elected to adopt a convenience date of October 25, 2009 rather than the Plan of Reorganization effective date of November 9, 2009 for application of fresh-start reporting related to your emergence from Chapter 11 Bankruptcy. Please tell us and revise your filing to explain in detail the U.S. GAAP that you believe supports the use of a convenience date rather than the actual effective date of the Plan of Reorganization. Confirm that events between the "convenience" date and the actual Plan of Reorganization effective date did not result in material changes in the amounts recognized in your financial statements.

Note 3. Fresh Start Reporting, page F-11

96.   We noted that you used a discounted cash flow analysis that measured the
       projected multi-year free cash flows of the company to arrive at an enterprise
       value. Further, we note your discussion that any changes in estimates and
       assumptions may have a significant effect on the determination of the company's
       fair value. In light of the significance of the estimates and assumptions used in
       your analysis please revise to also disclose those significant estimates and
       assumptions. We refer you to FASB ASC 852-10-45 (formerly paragraph 39 of
       SOP 90-7).

97.   We see that you obtained an independent third party valuation specialist to
       determine the fair value of advance payments and property, plant and equipment,
       net, as estimated by the Predecessor Company. Please tell us the nature and
       extent of the third party appraiser's involvement and management's reliance on
       the work of the independent appraisers. Please refer to Question 141.02 of the
       Compliance and Disclosure Interpretations on Securities Act Sections, which can
       be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note 4. Summary of Significant Accounting Policies, page F-16

Accounts Receivable Reserves, page F-18

98.   We noted disclosures herein that you include in accounts receivable an allowance
       for additional products that may have to be provided, free of charge, to
       compensate customers for products that do not meet previously agreed yield
       criteria. Tell us more about the nature of and reason for the "the low yield
       compensative reserve". Also, provide us with references to the authoritative
       accounting literature that you believe supports your accounting for and
       presentation of "the low yield compensative reserve." Finally, give us an example
       of the accounting entries that are made to record the referenced reserve.

Revenue Recognition, page F-21

99.   We noted your discussion that your semiconductor manufacturing services
       segment provides specialty analog and mixed-signal foundry services for fabless
       semiconductor companies that serve the consumer, computing and wireless end
       markets. Please revise to disclose your revenue recognition policy regarding
       these services.

100.   We see from your disclosure that revenue is recognized either upon shipment,
       upon delivery of the product or upon customer acceptance. Please revise your
       disclosure to specifically discuss any customer acceptance terms you enter into
       with your customers and how they impact your revenue recognition.

101.   In this regard, please expand your disclosure to describe your revenue recognition policy in greater detail. To the extent that the policy differs among customer categories (i.e. display solutions, power solutions, etc.) make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors and reseller. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of any other discounts, return policies, post shipment obligations, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Licensed Patents and Technologies, page F-23

102.   We see that you have entered into a number of royalty agreements to license patents and technology used in the design and manufacture of your products. It appears from your disclosure that you have continuing royalty obligations. Please revise to disclose the significant terms of your royalty obligations, including the percentages you are required to pay and the term of any payments, if material. Please also clarify where you include these charges in your income statement.

Income Taxes, page F-23

103.   We see you indicate herein that MagnaChip Semiconductor LLC has elected to be treated as a partnership for U.S. federal income tax purposes and, therefore, is not subject to income taxes on its income. We also see that prior to the closing of this offering, MagnaChip Semiconductor LLC will convert from a Delaware limited liability company to a Delaware corporation. Accordingly, please revise the filing to disclose a pro forma tax expense based on statutory rates in effect for each period presented or tell us why you believe no such disclosures are necessary.

Note 8. Inventories, page F-31

104.   We see that you reversed approximately $8.1 million of your reserve in the ten month period ended October 25, 2009 and $1.1 million during the year ended December 31, 2007. Please explain why you reversed amounts previously written down and cite the accounting literature upon which you based your accounting.

Note 10. Intangible Assets, page F-32

105.   We see that when you applied fresh-start reporting you recognized $9.7 million as the fair value of in-process research and development and see that you explain how you determined the value of the technology. However, we do not see where you have explained the nature of the research and development. Please revise

your discussion to address specific research and development projects or groups of related projects, including the following:

- To the extent possible, disclose the costs incurred to date, the current status, and the estimated completion dates, completion costs and capital requirements.

- If estimated completion dates and costs are not reasonably certain, discuss those uncertainties.

- Disclose the risks and uncertainties associated with completing development projects on schedule and the consequences if they are not completed timely.

Note 20. Discontinued Operations, page F-46

106.   We see that you announced the closure of your Imaging Solutions segment in October 2008 and also note your disclosure that you renewed the CAD software license use agreement with Synopsys in your quarter ended September 27, 2009, which led to the reversal of $1.1 million of accrued restructuring charges. Please respond to the following:

- Please tell us the nature of this software license and clarify which line of business you used the license. For example, tell us if it was used only in your Imaging Solutions business.

- Please clarify why the license was renewed after you announced the closure of the Imaging Solutions business segment.

- Tell us specifically how this impacted your reserve and why you reversed certain accrued restructuring charges.

- Finally, tell us about the closure of the Imaging Solutions segment and whether you have any continuing involvement in that related business after renewing this license use agreement with Synopsys. Also tell us how the referenced license renewal affects your conclusions regarding the required accounting and presentation of the Imaging Solutions business segment as discontinued operations.

107.   In this regard, please tell us if your balance sheets include any material assets or liabilities related to the discontinued Imaging Solutions segment, and if so, please tell us where the amounts are presented in your balance sheets.

Note 22. Income Taxes, page F-48

108.   We note that you determined that it was more likely than not that you would
        realize the benefits related to your deferred tax assets in the amount of
        $8.5 million as of December 31, 2009. Please explain to us in greater detail how
        you reached this conclusion. Refer to FASB ASC 740-10-30.

Note 24. Commitments and Contingencies, page F-54

109.   We see from your disclosure regarding a claim filed by Samsung Fiber Optics that
        you have accrued $718 thousand of estimated liabilities. Please tell us and revise
        your filing to further disclose the nature of the contingency and related accrual,
        whether a loss is probable, and provide us with the methodology used to
        reasonably estimate the amount of the loss accrued in your financial statements.
        We refer you to FASB ASC 450-20.

Part II of Registration Statement

Item 15. Recent Sales of Unregistered Securities, page II-2

110.   Reconcile your disclosure here and on page F-6 regarding the number of
        securities you issued in 2008 upon exercise of options.

Item 16. Exhibits, page II-4

111.   Please final, executed and complete agreements as exhibits. We note, for
        example, that:

        • Exhibit 3.3 omits Exhibit A and Schedule I and is unsigned;

        • Exhibit 4.1 omits Schedule I and is unsigned;

        • Exhibit 10.1 is unsigned and includes none of the exhibits and annexes
          mentioned in that document;

        • Exhibits 10.2, 10.4, 10.6, 10.18 and 10.30 are unsigned;

        • Exhibit 10.3 is unsigned and omits multiple exhibits and schedules; and

        • Exhibit 10.5 omits multiple exhibits, appendix I and is unsigned.

112.   We note that you have requested confidential treatment for portions of exhibits to
        your registration statement.   We will review and provide any comments on your

request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

113.   Please file as exhibits:

- the plan of reorganization pursuant to Chapter 11 mentioned in your document;

- the Profit Sharing Plan mentioned on page 102; and

- the agreements related to the "rights offering" described on page II-2.

114.   We note that your chief executive's employment agreements refers to "that certain Second Amended and Restated Securityholders' Agreement dated as of October 6, 2004" for the definition of terms. With a view toward disclosure and filing that agreement as an exhibit, please tell us whether that agreement is currently in effect and whether it will remain in effect after this offering.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Micheal J. Reagan, Esq.—DLA Piper LLP
                Khoa D. Do, Esq.—DLA Piper LLP
                Peter M. Astiz, Esq.—DLA Piper LLP